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                              November 2, 2022

       Png Bee Hin
       Chief Executive Officer
       IMMRSIV Inc.
       1004, Toa Payoh North #04-12
       318995
       Republic of Singapore

                                                        Re: IMMRSIV Inc.
                                                            Amendment No.2 to
Draft Registration Statement on Form F-1
                                                            Submitted October
21, 2022
                                                            CIK No. 0001936574

       Dear Png Bee Hin:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 28, 2022 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted October 21, 2022

       Business
       Our Travel and Tourism Market & Offerings, page 65

   1. We note your response to our prior comment 4. Please reconcile this response with your disclosure stating "we
aim to develop, acquire and/or integrate with an NFT minting platform." With a view
toward disclosure, your response should describe the specific intentions of the
company in facilitating the creation of NFTs, along with any intention to develop or acquire NFT
minting platforms.
 Png Bee Hin
IMMRSIV Inc.
November 2, 2022
Page 2

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                           Sincerely,
FirstName LastNamePng Bee Hin
                                                           Division of
Corporation Finance
Comapany NameIMMRSIV Inc.
                                                           Office of Technology
November 2, 2022 Page 2
cc:       Meng Ding
FirstName LastName